Exhibit 99.1

Q4 and Full FY22 Results:
Mytheresa accelerates growth in Q4 and concludes the full fiscal year with a GMV growth of 21.3%, a two-year GMV growth of 66.3% and a record profitability of 9.6% Adjusted EBITDA margin

●	Strong full FY22 with 21.3% Gross Merchandise Value (GMV) growth to €747.3 million and an Adjusted EBITDA margin of 9.6% vs. 9.0% in the prior year

●	Top-line strength evident by two-year GMV growth of 66.3% (FY22 vs FY20) and three-year GMV growth of 97.1% (FY22 vs FY19)

●	Gross Profit growth at 24% for full FY22

●	Full FY23 guidance for GMV at 16% to 22% growth with a stable Adjusted EBITDA margin of 9.0% to 9.5%

MUNICH, Germany (September 15, 2022) – MYT Netherlands Parent B.V. (NYSE: MYTE) (“Mytheresa” or the “Company”), the parent company of Mytheresa Group GmbH, today announced financial results for its fourth quarter and full fiscal year 2022 ended June 30, 2022. The luxury multi-brand digital platform delivered strong results for the full fiscal year and another quarter of continued top-line growth with increased profitability. Mytheresa sees itself perfectly positioned to take advantage of the ongoing shift to online of luxury consumers, the continued consolidation in the digital luxury sector and the global market share expansion opportunities.

Michael Kliger, Chief Executive Officer of Mytheresa, said, “Our strong financial results for fiscal year 2022, as well as for the fourth quarter, put us at the very top of performance of digital platforms. The results prove the unique positioning and business model of Mytheresa. We showed strong growth and profitability against a backdrop of economic and geopolitical challenges. We remain very confident that the high-end digital luxury sector combined with our superior business model will provide excellent results for our investors in the years to come. We will, of course, remain very agile in reacting to external developments and their potential impact on our business.”

Kliger continued, “In the fourth quarter, our GMV growth accelerated from Q3, we saw above average GMV growth in the United States, where we strengthened our position as a top of mind shopping destination for luxury consumers. Customer engagement and retention continued to increase, which speaks to our unique positioning attracting a highly valuable multi-brand customer that appreciates our excellent service. We see ourselves as one of the few winners in the clearly consolidating luxury ecommerce space.”

FINANCIAL HIGHLIGHTS FOR THE FOURTH QUARTER ENDED JUNE 30, 2022

●	GMV growth of 18.2% year-over-year to €196.7 million, compared to €166.4 million in the prior year period

●	Net sales increase of €12.5 million, or 7.7% year-over-year to €174.8 million slower than GMV due to planned transition of brands to the Curated Platform Model (CPM) and the subsequent effect of recording the platform fee as Net Sales

●	Gross Profit growth of 22.4%. Increase of 650 basis points in gross profit margin to 54.2% compared to 47.7% in the prior year period, driven by an increase in sales from CPM generating 100% gross margin

●	Adjusted EBITDA growth of 22.7% to €13.8 million and increase in adjusted EBITDA margin of 100 basis points to 7.9% compared to the previous quarter

●	Adjusted operating income margin of 6.5%, compared to 5.6% in the prior year period

●	Adjusted net income margin of 6.7%, compared to 4.7% in the prior year period

FINANCIAL HIGHLIGHTS FOR THE TWELVE MONTHS ENDED JUNE 30, 2022

●	GMV growth of 21.3% to €747.3 million, compared to €616.1 million in fiscal year 2021

●	Net sales increase to €689.8 million, a 12.7% growth from €612.1 in fiscal year 2021

●	Gross Profit growth of 23.7%. Increase of 460 basis points in gross profit margin to 51.5% compared to 46.9% in the prior year, driven by an increase in sales from CPM generating 100% gross margin

●	Adjusted EBITDA growth of 20.7% to €66.3 million and increase in adjusted EBITDA margin of 60 basis points to 9.6% compared to the previous fiscal year

●	Adjusted operating income margin of 8.3%, compared to 7.6% in the previous full fiscal year

●	Increase of 130 basis points in the adjusted net income margin to 6.5% for the full fiscal year 2022

●	Net increase in cash and cash equivalents in the twelve-month period of €36.8 million

RECENT BUSINESS HIGHLIGHTS

Strong Global Expansion:

●	Accelerated global GMV growth with +18.2% vs. Q4 FY21 and strong full FY22 growth with +21.3% vs. FY21 as well as +66.3% vs. full FY20

●	Above average GMV growth again in the United States with +28.0% vs. Q4 FY21

●	Record number of high-impact top customer events held across Europe and the United States

●	Successful launch of new LIFE category with home décor and other lifestyle products opening up future growth potential

Continued Brand Partnerships:

●	Launch of record number of exclusive capsule collections and pre-launches in collaboration with Dolce & Gabbana, Dries van Noten, Pucci, Bottega Veneta, Gucci, Zimmermann, Valentino and many more

●	Digital pop up with Rimowa presenting the “Originals” as well as global premiere of the new color animation “Quartz”

●	Continued roll-out with strong financials of the Curated Platform Model (CPM) with 6 brands live

High-quality Customer Growth:

●	LTM growth of active customers of 16.4% reaching 781,000 customers

●	Solid number of first-time buyers in Q4 FY22 with over 120,000 customers

●	Repurchase rates of new customer cohorts acquired in Q2 FY22 show positive trend vs. Q2 FY21 cohort in Q4

●	Strong growth of number of top customers with 22.1% in Q4 FY22 vs. Q4 FY21 as well as an increase in average GMV per all customers of 5.8% in Q4 FY22 vs. Q4 FY21

Consistent Strong Operational Performance:

●	Strong operational customer benefits with the expected completion in FY24 of the new warehouse at Leipzig Airport, currently progressing according to plan

●	Maintained very high customer satisfaction with an industry-leading Net Promoter Score of 83.2% in Q4 FY22

●	Achieved strong Gross Profit Margin with 54.2% in Q4 FY22 based on continued focus on full-price business and increasing share of CPM generating 100% gross profit

●	All operational indicators showed in FY22 an excellent level of resilience and adaptability of the Mytheresa business model despite challenging business conditions

BUSINESS OUTLOOK

For the full fiscal year ending June 30, 2023, we expect:

●	GMV in the range of €865 million to €910 million, representing a 16% to 22% growth

●	Net Sales of €755 million to €800 million, representing 10% to 16% growth

●	Gross profit at €410 million to €435 million, representing a 16% to 22% growth

●	Adjusted EBITDA in the range of €68 million to €76 million and an Adjusted EBITDA margin of 9.0% to 9.5%

For the medium-term we confirm our targets of annual GMV Growth of 22% to 25% as well as a slightly increasing Adjusted EBITDA margin around 9% to 10%.

The foregoing forward-looking statements reflect Mytheresa’s expectations as of today's date. Given the number of risk factors, uncertainties and assumptions discussed below, actual results may differ materially. Mytheresa does not intend to update its forward-looking statements until its next quarterly results announcement, other than in publicly available statements.

CONFERENCE CALL AND WEBCAST INFORMATION

Mytheresa will host a conference call to discuss its fourth quarter and full fiscal year 2022 financial results on September 15, 2022 at 8:00am Eastern Time. Those wishing to participate via webcast should access the call through Mytheresa’s Investor Relations website at https://investors.mytheresa.com. Those wishing to participate via the telephone may dial in at +1 (844) 200-6205 (USA) or +1 (929) 526-1599 (International). The passcode will be 702246. A replay will be available via webcast through Mytheresa’s Investor Relations website. The telephone replay will be available from 11:00am Eastern Time on September 16, 2022, through September 22, 2022, by dialing +1 (866) 813-9403 (USA) or +44 204 525-0658 (International). The replay passcode will be 829670.

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to the impact of the COVID-19 global pandemic; the impact of restrictions on use of identifiers for advertisers (IDFA); future sales, expenses, and profitability; future development and expected growth of our business and industry; our ability to execute our business model and our business strategy; having available sufficient cash and borrowing capacity to meet working capital, debt service and capital expenditure requirements for the next twelve months; and projected capital spending. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements are only predictions. Actual events or results may differ materially from those stated or implied by these forward-looking statements. In evaluating these statements and our prospects, you should carefully consider the factors set forth below.

We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make.

You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect our financial results is included in filings we make with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” included in the form 20-F filed on October 15, 2021 under Rule 424(b)(4) of the Securities Act. These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.mytheresa.com.

ABOUT NON-IFRS FINANCIAL MEASURES AND OPERATING METRICS

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. We present Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income and Adjusted EBITDA Margin as well as Adjusted Operating Income Margin and Adjusted Net Income Margin because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. We use Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income as well as Adjusted EBITDA Margin, Adjusted Operating Income Margin and Adjusted Net Income Margin as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

Our non-IFRS financial measures include:

●	Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO-related share-based compensation expenses. Adjusted EBITDA Margin is a non-IFRS measure which is calculated in relation to net sales.

●	Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses and IPO-related share-based compensation expenses. Adjusted Operating Income Margin is a non-IFRS measure which is calculated in relation to net sales.

●	Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude finance expenses on our Shareholder Loans, IPO preparation and transaction costs, Other transaction-related, certain legal and other expenses, IPO-related share-based compensation expenses and related income tax effects. Adjusted Net Income Margin is a non-IFRS measure which is calculated in relation to net sales.

We are not able to forecast net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect net income (loss), including, but not limited to, Income taxes and Interest expense and, as a result, are unable to provide a reconciliation to forecasted Adjusted EBITDA.

Gross Merchandise Value (GMV) is an operative measure and means the total Euro value of orders processed. GMV is inclusive of merchandise value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

ABOUT MYTHERESA

Mytheresa is one of the leading global luxury fashion e-commerce platforms shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear and kidswear. In 2022, Mytheresa expanded its luxury offering to home décor and lifestyle products with the launch of the category “LIFE”. The highly curated edit of over 200 brands focuses on true luxury brands such as Bottega Veneta, Burberry, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. The NYSE listed company reported €612.1 million net sales (+36.2% vs. FY20) in its first fiscal year as a public company (https://investors.mytheresa.com).

Investor Relations Contacts Mytheresa.com GmbH Stefanie Muenz phone: +49 89 127695-1919 email: investors@mytheresa.com	Solebury Strategic Communications Deena Friedman / Maria Lycouris phone: +1 800 929 7167 email: investors@mytheresa.com
Media Contacts for public relations Mytheresa.com GmbH Sandra Romano mobile: +49 152 54725178 phone: +49 89 127695-236 email: sandra.romano@mytheresa.com	Media Contacts for business press Mytheresa.com GmbH Alberto Fragoso mobile: +49 152 38297355 phone: +49 89 127695-1358 email: alberto.fragoso@mytheresa.com

Source: MYT Netherlands Parent B.V.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Twelve Months Ended
	June 30, 2021	June 30, 2022	Change in % / BPs	June 30, 2021	June 30, 2022	Change in % / BPs
(in millions)
Gross Merchandise Value (GMV)(1)	€ 166.4	€ 196.7	18.2%	€ 616.1	€ 747.3	21.3%
Active customer (LTM in thousands)(1,2)	671	781	16.4%	671	781	16.4%
Total orders shipped (LTM in thousands)(1,2)	1,505	1,765	17.2%	1,505	1,765	17.2%
Net sales	€ 162.4	€ 174.8	7.7%	€ 612.1	€ 689.8	12.7%
Gross profit	€ 77.4	€ 94.8	22.4%	€ 287.0	€ 355.0	23.7%
Gross profit margin(3)	47.7%	54.2%	650 BPs	46.9%	51.5%	460 BPs
Adjusted EBITDA(4)	€ 11.2	€ 13.8	22.7%	€ 54.9	€ 66.3	20.7%
Adjusted EBITDA margin(3,4)	6.9%	7.9%	100 BPs	9.0%	9.6%	60 BPs
Adjusted Operating Income(4)	€ 9.1	€ 11.4	25.4%	€ 46.7	€ 57.2	22.6%
Adjusted Operating Income margin(3,4)	5.6%	6.5%	90 BPs	7.6%	8.3%	70 BPs
Adjusted Net Income(4)	€ 7.6	€ 11.8	55.1%	€ 32.1	€ 44.5	38.6%
Adjusted Net Income margin(3,4)	4.7%	6.7%	200 BPs	5.2%	6.5%	130 BPs

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 62 in our Annual Report.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	Adjusted EBITDA, Adjusted Operating Income, Adjusted Net Income and Adjusted EBITDA Margin, Adjusted Operating Margin and Adjusted Net Income Margin are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see the following pages.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income:

	Three Months Ended			Twelve Months Ended
	June 30, 2021	June 30, 2022	Change in %	June 30, 2021	June 30, 2022	Change in %
(in millions)
Net income	€ (8.0)	€ 1.6	(120.6%)	€ (32.6)	€ (7.9)	(75.8%)
Finance expenses, net	€ (0.3)	€ 0.3	(191.5%)	€ (15.1)	€ 1.0	(106.6%)
Income tax expense	€ 2.1	€ (0.7)	(133.0%)	€ 15.5	€ 11.7	(24.5%)
Depreciation and amortization	€ 2.1	€ 2.4	11.0%	€ 8.2	€ 9.1	10.4%
thereof depreciation of right-of use assets	€ 1.3	€ 1.5	14.5%	€ 5.2	€ 5.7	8.3%
EBITDA	€ (4.1)	€ 3.6	(188.0%)	€ (23.9)	€ 13.9	(158.2%)
IPO preparation and transaction costs(1)	€ 0.0	€ 0.0	N/A	€ 7.0	€ 0.0	(100.0%)
Other transaction-related, certain legal and other expenses(2)	€ 0.0	€ 1.2	N/A	€ 0.0	€ 2.5	N/A
IPO related share-based compensation	€ 15.3	€ 9.0	(41.4%)	€ 71.9	€ 49.9	(30.6%)
Adjusted EBITDA	€ 11.2	€ 13.8	22.7%	€ 54.9	€ 66.3	20.7%

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 162.4	€ 174.8	7.7%	€ 612.1	€ 689.8	12.7%
Adjusted EBITDA Margin	6.9%	7.9%	100 BPs	9.0%	9.6%	60 BPs

	Three Months Ended			Twelve Months Ended
	June 30, 2021	June 30, 2022	Change in %	June 30, 2021	June 30, 2022	Change in %
(in millions)
Operating Income	€ (6.2)	€ 1.3	(120.2%)	€ (32.2)	€ 4.8	(115.0%)
IPO preparation and transaction costs(1)	€ 0.0	€ 0.0	N/A	€ 7.0	€ 0.0	(100.0%)
Other transaction-related, certain legal and other expenses(2)	€ 0.0	€ 1.2	N/A	€ 0.0	€ 2.5	N/A
IPO related share-based compensation)	€ 15.3	€ 9.0	(41.4%)	€ 71.9	€ 49.9	(30.6%)
Adjusted Operating Income	€ 9.1	€ 11.4	25.4%	€ 46.7	€ 57.2	22.6%

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 162.4	€ 174.8	7.7%	€ 612.1	€ 689.8	12.7%
Adjusted Operating Income Margin	5.6%	6.5%	90 BPs	7.6%	8.3%	70 BPs

	Three Months Ended			Twelve Months Ended
	June 30, 2021	June 30, 2022	Change in %	June 30, 2021	June 30, 2022	Change in %

(in millions)
Net Income	€ (8.0)	€ 1.6	(120.6%)	€ (32.6)	€ (7.9)	(75.8%)
IPO preparation and transaction costs(1)	€ 0.0	€ 0.0	N/A	€ 7.0	€ 0.0	(100.0%)
Other transaction-related, certain legal and other expenses(2)	€ 0.0	€ 1.2	N/A	€ 0.0	€ 2.5	N/A
IPO related share-based compensation (3)	€ 15.3	€ 9.0	(41.4%)	€ 71.9	€ 49.9	(30.6%)
Finance expenses on shareholder loans(4)	€ (0.3)	€ 0.0	(100.0%)	€ (16.2)	€ 0.0	(100.0%)
Income tax effect(5)	€ 0.5	€ 0.0	(100.0%)	€ 2.1	€ 0.0	(100.0%)
Adjusted Net Income	€ 7.6	€ 11.8	55.1%	€ 32.1	€ 44.5	38.6%

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 162.4	€ 174.8	7.7%	€ 612.1	€ 689.8	12.7%
Adjusted Net Income Margin	4.7%	6.7%	200 BPs	5.2%	6.5%	130 BPs

(1)	Represents non-recurring professional fees, including consulting, legal and accounting fees, related to our planned initial public offering (“IPO”), which are classified within selling, general and administrative expenses.

(2)	Other transaction-related, certain legal and other expenses represents (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(3)	In fiscal 2021, with the effective IPO, certain key management personnel received a one-time granted share-based compensation, for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods, including €49.9 million for fiscal 2022. We do not consider these expenses to be indicative of our core operating performance.

(4)	Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under the Shareholder Loans, which originated as part of the Neiman Marcus acquisition in 2014. In January 2021, we repaid our Shareholder Loans (principal plus outstanding interest) using a portion of the net proceeds from our initial public offering.

(5)	Reflects adjustments to historical income tax expense to reflect changes in taxable income for each of the periods presented due to changes in finance expenses related to the Shareholder Loans, assuming a statutory tax rate of 27.8%.

MYT Netherlands Parent B.V.

Consolidated Statements of Profit or Loss and Comprehensive Income

(Amounts in € thousands, except share and per share data)

(in € thousands)	Three Months Ended		Twelve Months Ended
	June 30, 2021	June 30, 2022	June 30, 2021	June 30, 2022

Gross Merchandise Value (GMV)	166,395	196,654	616,123	747,277

Net sales	162,368	174,836	612,096	689,750
Cost of sales, exclusive of depreciation and amortization	(84,939)	(80,042)	(325,053)	(334,758)
Gross profit	77,429	94,794	287,043	354,992
Shipping and payment cost	(19,535)	(27,075)	(71,466)	(97,697)
Marketing expenses	(22,326)	(26,558)	(81,558)	(96,093)
Selling, general and administrative expenses	(39,449)	(36,820)	(157,151)	(148,172)
Depreciation and amortization	(2,125)	(2,360)	(8,232)	(9,088)
Other expense, net	(231)	(721)	(799)	892
Operating income	(6,237)	1,261	(32,162)	4,834
Finance income	459	0	22,416	0
Finance costs	(135)	(296)	(7,325)	(998)
Finance income (costs), net	324	(296)	15,091	(998)
Income (loss) before income taxes	(5,913)	965	(17,070)	3,836
Income tax (expense) income	(2,070)	683	(15,534)	(11,734)
Net income (loss)	(7,983)	1,648	(32,604)	(7,898)
Cash Flow Hedge	43	1,721	-	-
Income Taxes related to Cash Flow Hedge	20	(479)	-	-
Foreign currency translation	-	(35)	-	(74)
Other comprehensive income (loss)	63	1,207	-	(74)
Comprehensive income (loss)	(7,920)	2,855	(32,604)	(7,972)

Basic earnings per share in €	(0.09)	0.02	(0.42)	(0.09)
Weighted average ordinary shares outstanding (basic & diluted) - in millions	86.3	86.4	77.4	86.3

MYT Netherlands Parent B.V.

Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	June 30, 2021	June 30, 2022

Assets
Non-current assets
Non-current financial assets	175	294
Intangible assets and goodwill	155,611	155,223
Property and equipment, net	8,810	17,691
Right-of-use assets	14,009	21,677
Deferred tax assets	-	6,090
Total non-current assets	178,606	200,975
Current assets
Inventories	247,054	230,144
Trade and other receivables	5,030	8,276
Other assets	14,492	61,874
Cash and cash equivalents	76,760	113,507
Total current assets	343,335	413,801
Total assets	521,941	614,776

Shareholders’ equity and liabilities
Subscribed capital	1	1
Capital reserve	444,951	498,872
Accumulated Deficit	(60,837)	(68,734)
Other comprehensive income	1,602	1,528
Total shareholders’ equity	385,718	431,667

Non-current liabilities
Provisions	717	758
Lease liabilities	8,786	16,817
Deferred tax liabilities	2,308	3,661
Total non-current liabilities	11,811	21,237
Current liabilities
Tax liabilities	14,293	25,892
Lease liabilities	5,361	5,189
Contract liabilities	10,975	10,746
Trade and other payables	43,558	45,156
Other liabilities	50,225	74,889
Total current liabilities	124,412	161,872
Total liabilities	136,223	183,109
Total shareholders’ equity and liabilities	521,941	614,776

MYT Netherlands Parent B.V.

Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Foreign currency translation reserve	Total shareholders’ equity

Balance as of July 1, 2020	1	91,008	(28,234)	1,602	64,377
Net loss	-	-	(32,604)	-	(32,604)
Other comprehensive income	-	-	-	-	-
Comprehensive loss	-	-	(32,604)	-	(32,604)
Capital increase - initial public offering	-	283,224	-	-	283,224
IPO related transaction costs	-	(4,550)	-	-	(4,550)
Share-based compensation	-	75,270	-	-	75,270
Balance as of June 30, 2021	1	444,951	(60,837)	1,602	385,718

Balance as of July 1, 2021	1	444,951	(60,837)	1,602	385,718
Net loss	-	-	(7,898)	-	(7,898)
Other comprehensive income	-	-	-	(74)	(74)
Comprehensive loss	-	-	(7,898)	(74)	(7,972)
IPO related transaction costs	-	1,249	-	-	1,249
Share options exercised	-	369	-	-	369
Share-based compensation	-	52,303	-	-	52,303
Balance as of June 30, 2022	1	498,872	(68,734)	1,528	431,667

MYT Netherlands Parent B.V.

Consolidated Statements of Cash Flows

(Amounts in € thousands)

	Year ended June 30,
(in € thousands)	2021	2022

Net income (loss)	(32,604)	(7,898)
Adjustments for
Depreciation and amortization	8,232	9,088
Finance (income) costs, net	(15,091)	998
Share-based compensation	75,270	52,303
Income tax expense	15,534	11,734
Change in operating assets and liabilities
(Decrease) increase in provisions	135	41
(Increase) decrease in inventories	(77,922)	16,910
(Increase) decrease in trade and other receivables	(215)	(3,246)
Decrease (increase) in other assets	4,281	(47,382)
(Decrease) increase in other liabilities	(1,809)	24,665
Increase (decrease) in contract liabilities	4,217	(229)
Increase (decrease) in trade and other payables	7,400	1,598
Decrease (increase) in non-current financial assets	-	(119)
Income taxes paid	(3,915)	(3,623)
Net cash provided by (used in) operating activities	(16,486)	54,840
Expenditure for property and equipment and intangible assets	(2,934)	(11,923)
Proceeds from sale of property and equipment	40	-
Net cash (used in) investing activities	(2,894)	(11,923)
Interest paid	(4,257)	(998)
Proceeds from bank liabilities	64,990	-
Repayment of liabilities from banks	(74,990)	-
Repayment of Shareholder loan	(171,827)	-
Proceeds from capital increase - initial public offering	283,224	-
IPO preparation and transaction costs	(4,550)	-
Proceeds from exercise of option awards	-	369
Lease payments	(5,800)	(5,466)
Net cash (used in) provided by financing activities	86,790	(6,095)
Net increase (decrease) in cash and cash equivalents	67,411	36,822
Cash and cash equivalents at the beginning of the period	9,367	76,760
Effects of exchange rate changes on cash and cash equivalents	(18)	(74)
Cash and cash equivalents at end of the period	76,760	113,507